February 24, 1998



Securities and Exchange Commission
6432 General Green Way
Alexandria, VA  23212-2413

Gentlemen:

   We are transmitting herewith Indiana Gas Company, Inc.'s
Statement on Form U-3A-2.


Sincerely,


/s/Douglas S. Schmidt
Douglas S. Schmidt

DSS:tmw


                                         File No. 069-00184

                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                         FORM U-3A-2


       Statement by Holding Company Claiming Exemption
     Under Rule U-3A-2 from the Provisions of the Public
             Utility Holding Company Act of 1935

            To Be Filed Annually Prior to March 1


                  INDIANA GAS COMPANY, INC.

hereby files with the Securities and Exchange
Commission (Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company
Act of 1935, and submits the following information:

    1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

       Indiana Gas Company, Inc. (Indiana Gas),
    Claimant in this statement, is an Indiana corporation with its principal offices in Indianapolis, Indiana. Claimant is a "holding company" (as such term is defined by the Act), owning all of the issued and outstanding shares of common stock of Terre Haute Gas Corporation, an Indiana corporation (Terre Haute) and Richmond Gas
    Corporation, an Indiana corporation (Richmond).

       Indiana Gas is also directly engaged in the business of supplying gas service at retail, including transportation, to ultimate consumers, all within the state of Indiana. Indiana Gas is a "gas utility company" and a "public utility company" (as such terms are defined by the Act).
    Each of Terre Haute and Richmond is a "subsidiary company" of Indiana Gas and is also a "gas utility company" and a "public utility company" (as such terms are defined by the Act). While Terre Haute and Richmond technically exist as separate corporate entities, in accordance with an order issued by the Indiana Utility Regulatory
    Commission, Indiana Gas, Terre Haute and Richmond have combined their operations for all purposes and are transacting business under the name Indiana Gas
    Company, Inc.  Pursuant to that order, Indiana Gas,
    Terre Haute and Richmond maintain accounting records and financial reports on a consolidated basis. For purposes of this statement, any reference to Indiana Gas will, in effect, be inclusive of the separate corporate entities of Richmond and Terre Haute.

    2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal transmission lines, producing fields, gas manufacturing plants and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive gas at the borders of such State.

       The properties of Indiana Gas used for the production, storage and distribution of gas are located solely within the state of Indiana except for pipeline facilities extending from points in northern Kentucky to points in southern Indiana by means of which gas is transported to Indiana for sale or transportation by Indiana Gas to ultimate customers in Indiana. At December 31, 1997, these included approximately 10,542 miles of distribution mains; 496,281 meters, four reservoirs for underground storage of purchased gas with approximately 72,951 acres of land owned and/or held under storage easements with 9,183,000 Dth of gas in storage providing a daily deliverability capacity of 134,160 Dth. Indiana Gas has five liquefied petroleum air gas manufacturing plants with a total daily capacity of 36,700 Dth of gas.
    These properties are used by Indiana Gas in its gas operations in which gas is supplied to approximately 480,000 consumers in 281 communities in 48 of the 92 counties in the state of Indiana.
    The largest communities served are Muncie, Anderson, Lafayette-West Lafayette, Bloomington,
    Terre Haute, Marion, New Albany, Columbus,
    Jeffersonville, New Castle and Richmond.  While
    Indiana Gas does not serve in Indianapolis, it does serve the counties and communities which border that city.

       Effective April 1, 1996, Indiana Gas purchases all of its natural gas from ProLiance Energy, LLC, a marketing affiliate of Indiana Energy, Inc.
    (Indiana Gas' parent). Gas is transported to Indiana Gas' system by interstate pipeline suppliers under Federal Energy Regulatory
    Commission approved rate schedules.

    3.   The following information for the last
calendar year with respect to claimant and each of its subsidiary public utility companies:

    (a) Number of Dth of gas distributed at retail:

        Company         Calendar Year        DTH

        Indiana Gas            1997       80,901,000  Sales
                                          42,780,000  Transportation
                                         123,681,000  Total Throughput

    (b) Number of Dth of gas distributed at retail outside the State in which each such company is organized:

        None

    (c) Number of Dth of gas sold at wholesale outside the State in which each such company is organized, or at the State line:

        None

    (d) Number of Dth of gas purchased outside the State in which each such company is organized or at the State line:

        None

   4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company.

           Inapplicable to claimant.

                          Exhibit A

    A consolidated statement of income and a consolidated statement of retained earnings of Indiana
Gas, for the calendar year 1997, together with a consolidated balance sheet of Indiana Gas, as of the close of such calendar year, are annexed hereto as Exhibit A.

                          Exhibit B

    See the Financial Data Schedule filed herewith as
Exhibit 27.


                          Exhibit C

    Inapplicable to claimant.


    The above named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 24th day of February 1998.

                              INDIANA GAS COMPANY, INC.
                              (Name of Claimant)




                             By /s/Niel C. Ellerbrook
                                Niel C. Ellerbrook
                                President

Attest:




/s/Ronald E. Christian
Ronald E. Christian
Secretary and General Counsel

   Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                Niel C. Ellerbrook
                                President
                                Indiana Gas Company, Inc.
                                1630 North Meridian Street
                                Indianapolis, Indiana  46202



                        INDIANA GAS COMPANY, INC. AND SUBSIDIARIES
                              CONSOLIDATED BALANCE SHEET
                               (Thousands - Unaudited)





ASSETS                                                 December 31, 1997
UTILITY PLANT:
    Original cost                                         $ 922,491
    Less - Accumulated depreciation and amortization        358,750
                                                            563,741

CURRENT ASSETS:
    Cash and cash equivalents                                 1,384
    Accounts receivable, less reserves                       53,195
    Accrued unbilled revenues                                46,123
    Materials and supplies - at average cost                    148
    Liquefied petroleum gas - at average cost                   878
    Gas in underground storage - at
        last-in, first-out cost                              17,024
    Prepayments and other                                     3,630
                                                            122,382
DEFERRED CHARGES:
    Unamortized debt discount and expense                     8,048
    Other                                                     4,718
                                                             12,766
                                                          $ 698,889



                       INDIANA GAS COMPANY, INC. AND SUBSIDIARIES
                              CONSOLIDATED BALANCE SHEET
                              (Thousands - Unaudited)



SHAREHOLDER'S EQUITY AND LIABILITIES                  December 31, 1997
CAPITALIZATION:
    Common stock and paid-in capital                      $ 142,995
    Retained earnings                                       103,411
        Total common shareholder's equity                   246,406
    Long-term debt                                          165,000
                                                            411,406

CURRENT LIABILITIES:
    Notes payable                                            69,000
    Accounts payable                                         49,482
    Refundable gas costs                                     10,333
    Customer deposits and advance payments                   19,738
    Accrued taxes                                            17,904
    Accrued interest                                          4,300
    Other current liabilities                                23,640
                                                            194,397
DEFERRED CREDITS:
    Deferred income taxes                                    55,736
    Accrued postretirement benefits other than pensions      23,744
    Unamortized investment tax credit                        10,012
    Regulatory income tax liability                           1,874
    Other                                                     1,720
                                                             93,086
                                                          $ 698,889


                         INDIANA GAS COMPANY, INC. AND SUBSIDIARIES
                              CONSOLIDATED STATEMENT OF INCOME
                                 (Thousands - Unaudited)


                                                     Twelve Months Ended
                                                     December 31, 1997
OPERATING REVENUES                                        $ 528,058
COST OF GAS                                                 319,738
MARGIN                                                      208,320

OPERATING EXPENSES:
    Operation and maintenance                                80,156
    Restructuring costs                                      39,531
    Depreciation and amortization                            34,340
    Income taxes                                              7,813
    Taxes other than income taxes                            16,901
                                                            178,741

OPERATING INCOME                                             29,579

OTHER INCOME - NET                                            1,118

INCOME BEFORE INTEREST EXPENSE                               30,697

INTEREST EXPENSE                                             17,049

NET INCOME                                                $  13,648




                         INDIANA GAS COMPANY, INC. AND SUBSIDIARIES
                         CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                                (Thousands - Unaudited)






                                                      Twelve Months Ended
                                                      December 31, 1997
BALANCE DECEMBER 31, 1996                                 $ 148,458

ADD:
    Net Income                                               13,648
                                                            162,106

DEDUCT:
    Dividends On Common Stock                                26,500
    Noncash Dividend                                         32,195
                                                             58,695

BALANCE DECEMBER 31, 1997                                 $ 103,411
